Roche

Basel, 30 September 2003

The following information was released to the media this afternoon:

Roche and Protein Design Labs restructure commercial alliance on Zenapax

PDL obtains world-wide rights – Roche to continue Zenapax in transplant indication

Protein Design Labs, Inc. (PDL) and Roche announced today that PDL has obtained exclusive worldwide rights to market, develop and sell Zenapax (daclizumab) in all disease indications other than organ transplantation. Roche will continue to market Zenapax in transplantation indications until 2007.

The PDL-Roche collaboration dates back to 1989, when Roche acquired the rights to commercialize Zenapax worldwide. Since then the product has become an important medicine within Roche's transplantation portfolio. Roche and PDL now agreed to restructure the alliance on Zenapax in order for PDL to develop Zenapax in therapeutic areas other than those where Roche has a strong presence. Roche continues to be committed to the transplantation area with CellCept, the cornerstone of potent, low-toxicity immunosuppressive regimens, and Valcyte, Roche's new oral antiviral for the treatment of Cytomegalovirus.

About the agreement

PDL will pay Roche 80 million dollars upon signature of the agreement. Under the agreement, PDL will immediately assume worldwide responsibility for the development and, if successful, sales and marketing of Zenapax in all indications other than transplantation. PDL will pay Roche an additional sum if PDL decides to acquire Zenapax in the transplantation indication.

"With this agreement Zenapax will potentially benefit a broader patient population. We are proud to help enable our long time partner to achieve one of its key corporate goals with this new arrangement. Zenapax has been and continues to be an important medicine. Roche is committed to developing new immunosuppressive treatments which should enhance a higher quality of life of transplant recipients." said William M. Burns, Head of Roche's Pharmaceuticals Division.

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Mark McDade, Chief Executive Officer, PDL, said, "As the first antibody we humanized, we are deeply committed to the broadest possible development of Zenapax in important diseases outside of transplantation. This agreement creates a means to continue Roche's commitment to the transplant community, at the same time providing a clearer path for PDL to expand uses of daclizumab in underserved medical markets, such as ulcerative colitis and multiple sclerosis. We are indebted to Roche's significant efforts during the past five years aimed at establishing Zenapax as a key element in renal transplantation. Under Roche's development, Zenapax has demonstrated immunosuppressive activity and an excellent safety profile in more than 20,000 patients treated in the United States, Europe and Asia.

"PDL may now fully exploit the opportunity in inflammatory bowel disease, a core therapeutic focus for us, and retain the full financial benefits of that opportunity with little or no obligation to Roche in the future," Mr. McDade added. "We gain additional flexibility to explore significant partnerships in larger disease indications and are positioned to generate PDL product revenues by 2007, given the option to begin marketing Zenapax directly via a PDL sales and marketing effort. We are very excited at the opportunities for Zenapax as a PDL marketed product."

Roche in transplantation

Roche is strongly committed to improving the long-term outcomes of transplantation and enhancing the quality of life of transplant recipients. Roche has developed innovative therapies that improve graft and post-transplant health: CellCept is the cornerstone of low toxicity immunosuppressant therapies. CellCept is the largest selling branded immunosuppressive in North America, offers both physicians and patients the possibility of an effective long term immunosuppressive regimen with low toxicity, Zenapax prevents the acute rejection of the newly transplanted organ, and Valcyte developed for the prevention of cytomegalovirus, a dangerous viral infection associated with transplantation. With Isotechnika, Roche is also co-developing ISA247, a potentially more potent and less toxic calcineurin inhibitor. In addition, Roche supports basic research in transplantation with its funding of the independent Roche Organ Transplantation Research Fund (ROTRF), which directly supports innovative research projects attracting new researchers with innovative and novel scientific ideas to meet unmet medical needs in solid organ transplantation.

Roche Business Development and Alliance Strategy

Roche is a distinctive alliance partner with expertise in identifying cutting-edge innovation that can lead to new and improved medicines. Over the past 18 months alone, Roche has formed 40 new partnerships, which span a wide range of therapeutic areas and technologies, making it an industry leader. Through its alliance strategy, Roche creates value with its partners by transforming those business transactions into productive relationships. A key element of this strategy is to enable its partners to achieve their vision while maintaining their cultural identity and entrepreneurial spirit.

About PDL

Protein Design Labs is a leader in the development of humanized antibodies to prevent or treat various disease conditions. PDL currently has antibodies under development for autoimmune and inflammatory conditions, asthma and cancer. PDL holds fundamental patents for its antibody humanization technology. Further information on PDL is available at www.pdl.com.